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SEC 18007466

SEC Mail Processing Section APR 16 2018 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Beck, Inc., (the "Company")

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6600 Rockledge Drive, 6th Floor
(No. and Street)

Bethesda	Maryland	20817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Barry, President — (301) 468-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michelle Barry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Beck, Inc., (the "Company"), as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMEE J. FANSLER
Notary Public-Maryland
Montgomery County
My Commission Expires
October 09, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. BECK, INC.

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm Theron)

December 31, 2017

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934

H. BECK, INC.

Table of Contents

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

To the Board of Directors
H. Beck, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

Baltimore, Maryland
April 13, 2018

H. BECK, INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	12,134,480
Deposits with clearing organizations		110,010
Commissions receivable		4,144,976
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $44,257 at December 31, 2017		4,146,911
Property and equipment, net		1,471,654
Deferred tax assets		758,230
Other assets		529,986
Total assets	$	23,296,247

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,740,734
Accounts payable and accrued expenses		4,882,146
Deferred tax liabilities		2,841,045
Due to affiliates		2,590
Total liabilities		11,466,515
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		16,021,068
Retained deficit		(4,191,344)
Total stockholder's equity		11,829,732
Total liabilities and stockholder's equity	$	23,296,247

See accompanying notes to the Statement of Financial Condition

(1) Basis of Presentation and Nature of Business

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statement includes the accounts of H. Beck, Inc. (the Company), a wholly owned subsidiary of Kestra Financial, Inc. (Kestra), which is owned by funds affiliated with and controlled by Stone Point Capital LLC. Prior to December 1, 2017, the Company was a wholly owned subsidiary of Securian Financial Group, Inc. (Securian), whose ultimate parent is Minnesota Mutual Companies, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to a broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(1) limit business to the distribution of mutual funds and/or variable life insurance or annuities and require the Company to promptly transmit all customers' funds and securities received in connection with its activities. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(b) Accounts Receivable from Noncustomers

Accounts receivable from noncustomers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than 90 days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

(c) Income Taxes

The Company is included in a consolidated US federal income tax return, as well as other state and local tax returns that are filed by Kestra, or its top tier holding company. Effective

Significant Accounting Policies (continued)

December 1, 2017, the Company entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which Kestra agrees to reimburse the Company for any taxes incurred for the uncertain tax positions. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statements, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition. There were no amounts recorded for indemnification as of December 31, 2017.

Taxes receivable and payable are settled with Kestra on a regular basis throughout the year.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company presents taxes receivable from and taxes payable to Kestra in *other assets* and *accounts payable and accrued expenses*, respectively, on the accompanying Statement of Financial Condition.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Property, equipment, and depreciation

Property and equipment include furniture, equipment, computers, purchased software, internally developed software, and leasehold improvements that are recorded at cost and

Significant Accounting Policies (continued)

depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the terms of the leases.

(3) Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance for reporting periods after December 31, 2018. The Company is evaluating the impact of this standard on its financial statements and related disclosures.

(4) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100,000.

(5) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit

Risks (continued)

Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2017.

(c) ***Legal/Regulatory Risk***

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(6) Related-Party Transactions

For the period January 1, 2017 through November 30, 2017, Securian Financial Services (SFS), a subsidiary of Securian, billed the Company for indirect costs incurred on behalf of the Company. There were no amounts due to SFS at December 31, 2017.

For the period December 1, 2017 through December 31, 2017, Kestra billed the Company for costs incurred on behalf of the Company. The amount due to affiliates as of December 31, 2017 was $2,590.

(7) Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2017:

Leasehold Improvements	$ 2,307,285
Hardware	872,761
Software	737,352
Total	3,917,398
Less Accumulated Depreciation	(2,445,744)
	$ 1,471,654

(8) Income Taxes

The tax effects of temporary differences that gave rise to the Company's net deferred tax liability at December 31, 2017 are as follows:

Deferred Tax Assets:	
Deferred Rent	$ 108,663
Net Operating Loss	643,657
Bonus Accrual	5,910
Gross Deferred Tax Assets	$ 758,230
Deferred Tax Liabilities:	
Accounts Receivable	$ (1,497,332)
Fixed Assets	(378,215)
Prepaid Expenses	(116,753)
Other Current Assets	(848,745)
Gross Deferred Tax Liabilities	$ (2,841,045)
Net Deferred Tax Liability	$ (2,082,815)

The gross net operating loss carryforwards, which were generated in various states, amount to $10,150,503 at December 31, 2017 and will expire between 2019 and 2035.

In assessing deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

As of December 31, 2017, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

At December 31, 2017, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Should unrecognized state tax benefits be determined in the future, Kestra Financial, Inc. has agreed to indemnify the Company for state taxes incurred as a result of any state

Income Taxes (continued)

jurisdiction imposing tax under an agency nexus assertion based on the Tax Sharing Agreement effective December 1, 2017.

As of January 1, 2017 and December 31, 2017, the balance of unrecognized tax benefits was zero.

As of December 31, 2017, the Company did not have any amounts accrued for interest and penalties.

On December 22, 2017, President Donald Trump signed the Tax Cuts and Jobs Act (the Act). The Act reduces the US federal corporate tax rate from 35% to 21%. The Company is evaluating the impact of the Act on its financial statement and related disclosures; however, in certain cases, as described below, we have made a reasonable estimate of the effects on our existing deferred tax balances.

The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, management is still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts.

(9) Acquisition

On August 4, 2017, Kestra entered into a stock purchase agreement with Securian to acquire all assets and rights of the Company, including business relationships with financial advisors affiliated with the Company. Closing for the transaction occurred on December 1, 2017.

(10) Merger

Capital Financial Group, Inc. (CFG), an affiliated company, provided the Company certain operational and administrative services, such as occupancy, travel, data processing, communications, and insurance costs. Effective January 1, 2017 (Merger Date), Articles of Merger of Capital Financial Group, Inc. with and into H. Beck, Inc. were filed with the State of Maryland to combine the operations of the related entities. The assets of $2,450,770 and liabilities of $2,196,674 from CFG, under common ownership of Securian, have been recognized by the Company at their carrying amount and are presented on the Statement of Financial Condition as of the Merger Date.

(11) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to

Net Capital Requirements (continued)

maintain "adjusted net capital", equivalent to the greater of $45,000 or the amount of net capital required by the SEC's Uniform Net Capital Rule, as these terms are defined. At December 31, 2017, the Company had net capital of $4,500,138, which was $3,735,666 in excess of required net capital of $764,472. The Company's ratio of aggregate indebtedness to net capital ratio was 2.54 to 1.00 at December 31, 2017.

(12) Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rental payments for office space and equipment as of December 31, 2017 are approximately listed as follows:

2018	$ 1,119,457
2019	1,086,054
2020	1,111,633
2021	1,124,115
2022	563,728
Thereafter	—
	$ 5,004,987

(13) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition.

(14) Subsequent Events

The Company has evaluated subsequent events from the Statement of Financial Condition date through April 13, 2018, the date at which the financial statements were issued.